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Irwin L. Jacobs

2900 IDS Center
80 South Eighth Street
Minneapolis, Minnesota 55402-2100
Telephone: 612/337-1800
Fax: 612/337-1931

June 25, 2001

                                                        PERSONAL & CONFIDENTIAL

                                                   VIA FACSIMILE - 650-306-7512

Mr. Barry Forman
President and Exec. Chairman
Clarent Corporation
700 Chesapeake Drive
Redwood City, California 94063

Dear Mr. Forman:

I am sure you have been made aware that I have tried several times to reach you by telephone during the past month.

Since you have continuously avoided my telephone calls, I decided to write you this letter to express my personal views toward your ineptness and obvious insecurities in not communicating with one of Clarent's largest shareholders.

The fact that Clarent's management has continued to watch a precipitous drop in their share price without any responsiveness or idea as to what to communicate to its shareholders clearly confirms to me what I said to you in my letter of May 3, 2001. You people have no clue about how to manage or communicate with the shareholders of a public company. I can only imagine what kind of negative communications you are receiving from the other Clarent shareholders after what I have been receiving in my e-mails asking me what can be done with this group of incapable people running their company.
Because I am in the position at this time to speak only for my holdings in Clarent, I have decided to file this letter with the SEC through a 13D filing. Hopefully the other Clarent shareholders who have asked me what can be done to deal with you and the other Clarent managers will direct and express their dissatisfaction to you rather than to me. I find it incomprehensible that Clarent, a company that has almost $200 Million in cash with no debt, has not shown any initiative in enhancing shareholders' value, particularly when its stock price is trading at almost the same value per share that Clarent has in cash per share. I believe under the present management, Clarent doesn't deserve to be a public company.

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Mr. Barry Forman
Page 2
June 25, 2001


When I first spoke to you, several weeks ago, I asked you why Clarent didn't purchase their stock back when the stock was trading at the $7 to $8 level earlier this year. I distinctly remember your response was "we should have purchased shares back then."

In my letter to you, I expressed my concerns over the direction Clarent was taking in developing its own hardware to be compatible with its software. I am convinced that with your lack of responsiveness and direction there are most likely going to be some very difficult days ahead for the Clarent shareholders unless something drastic is done to reposition Clarent through either a business combination with a compatible partner or an outright sale of the company.

I spoke with one of the few analysts that follow Clarent and he believes as I do that Clarent's attempt to create their hardware to go with their software is a formula for failure.

If you believe that Clarent has the software of the future as you have publicly stated, why don't you consider teaming up with a company that has the hardware to get you into the market that you need to get to sooner rather than later. Since you have done nothing to enhance the value of Clarent's share price, Clarent's board of directors must believe your recent purchase is in line with their views toward the value of the company.

I would respectfully request since you refuse to answer my telephone calls, that you respond to this letter or consider responding to all shareholders with an official position of Clarent's board of directors as to what they believe the future direction of Clarent will be. Clearly the public market has no confidence in the present direction Clarent seems to be going.

I look forward to your timely response to this letter.

Very truly yours,



/s/ Irwin L. Jacobs
Irwin L. Jacobs

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